J.Jill, Inc.

4 Batterymarch Park,

Quincy, MA 02169

September 21, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re: J.Jill, Inc.

Registration Statement on Form S-3 (File No. 333-274536)

To the Addressees:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), J.Jill, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-274536) be accelerated so that it will be declared effective under the Securities Act at 4:30 p.m., Eastern Time, on Monday, September 25, 2023, or as soon thereafter as possible.

Please contact Steve Patterson or Mayme Donohue of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (202) 419-2101 or (804) 787-8021 respectively, with any questions or comments. In addition, please notify Mr. Patterson or Ms. Donohue via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

J.Jill, Inc.

By:	/s/ Kathleen B. Stevens
Name:	Kathleen B. Stevens
Title:	Vice President, General Counsel and Secretary